# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0002079674
Persons authorized to receive notices and communications: GABRIEL GLIKSBERG, ATG CAPITAL MANAGEMENT LP, 16690 Collins Avenue, Sunny Isles Beach, Florida (FL), 33160, 786-519-0995

## Reporting persons
- ATG Capital Opportunities Fund LP (CIK 0002079674): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)
- ATG Capital Management LP (CIK 0002110268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)
- ATG Capital Management GP LLC (CIK 0002110271): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)
- Gabriel Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Comment: This Amendment No. 3 to the Schedule 13D is being filed due to a change in the percentage of the outstanding number of Shares owned by the Reporting Persons solely due to a decrease in the aggregate number of Shares outstanding and not due to any transaction by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 32,955,589 Shares outstanding as of February 20, 2026, which is the difference obtained by subtracting (i) 870,240 pre-funded warrants reported as potentially exercisable in the press release issued by the Company's Current Report on February 23, 2026 (the "Press Release"), from (ii) the 33,825,829 Shares outstanding as of February 20, 2026, as disclosed in the Press Release.

As of the date hereof, ATG Fund directly beneficially owned 4,500,000 Shares, constituting approximately 13.7% of the Shares outstanding.

As of the date hereof, ATG Management may be deemed to beneficially own 4,500,000 Shares, constituting approximately 13.7% of the Shares outstanding.

As of the date hereof, ATG GP may be deemed to beneficially own 4,500,000 Shares, constituting approximately 13.7% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg may be deemed to beneficially own 4,500,000 Shares, constituting approximately 13.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.

## Signatures
- ATG Capital Opportunities Fund LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager (02/25/2026)
- ATG Capital Management LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner (02/25/2026)
- ATG Capital Management GP LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member (02/25/2026)
- Gabriel Gliksberg: /s/ Gabriel Gliksberg, Gabriel Gliksberg (02/25/2026)